Exhibit 99.1

FIRSTSERVICE CORPORATION

(“FirstService”)

Annual Meeting of

FirstService Shareholders held on April 8, 2020

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

	Brief Description of Matter Voted Upon	Outcome of Vote (1)	Proxies/Votes Received
			For	Against	Withheld	Not Voted/ Not Valid
1.	Appointment of Pricewaterhouse-Coopers LLP, Chartered Accountants and Licensed Public Accountants, as the independent auditors of FirstService until the close of the next annual meeting of the shareholders and authorizing the directors of FirstService to fix their remuneration	Approved	27,355,858 (97.898%)	–	587,248 (2.102%)	–
2.	Individual election, as directors of FirstService, of the eight nominees named in the Management Information Circular of FirstService dated February 28, 2020 (the “Circular”)
	• Brendan Calder	Approved	27,523,406 (98.498%)	–	419,700 (1.502%)	–
	• Bernard I. Ghert	Approved	27,935,310 (99.972%)	–	7,796 (0.028%)	–
	• Jay S. Hennick	Approved	27,056,788 (96.828%)	–	886,318 (3.172%)	–
	• D. Scott Patterson	Approved	27,849,989 (99.667%)	–	93,117 (0.333%)	–
	• Frederick F. Reichheld	Approved	27,523,406 (98.498%)	–	419,700 (1.502%)	–
	• Joan Eloise Sproul	Approved	27,914,856 (99.899%)	–	28,250 (0.101%)	–
	• Michael Stein	Approved	26,819,949 (95.981%)	–	1,123,157 (4.019%)	–
	• Erin J. Wallace	Approved	27,527,334 (98.512%)	–	415,772 (1.488%)	–
3.	Non-binding advisory resolution on FirstService’s approach to executive compensation as set out in the Circular	Approved	26,513,250 (94.883%)	1,429,856 (5.117%)	–	–

(1)	The number of votes disclosed for items 1, 2 and 3 reflects proxies received by management in advance of the meeting.

DATED: April 8, 2020